Exhibit 99.2

AJP HOLDING COMPANY, LLC

P.O. Box 2729

Sunnyvale, CA 94087

March 21, 2025

Nominating and Corporate Governance Committee

of the Board of Directors

Sonim Technologies, Inc.

4445 Eastgate Mall, Suite 200

San Diego, California 92121

Attention: Mr. Jack Steenstra, Chairman

Re:	Sonim Technologies, Inc.—Notice of Nomination of Directors

Gentlemen:

We are the record owner of 1,946,345 shares of common stock of Sonim Technologies, Inc. (“Sonim”), which constitutes 33.1% of Sonim’s outstanding common stock, and enclose a Notice of Nomination of Directors (the “Notice”) that was sent for hand delivery yesterday by our client, AJP Holding Company, Inc. (“AJP”), to the Secretary of Sonim Technologies, Inc. (“Sonim”) at its principal office address of 4445 Eastgate Mall, Suite 200, San Diego, California 92121 (the “Office”).

Despite a prolonged attempt to effect a personal delivery of the Notice at the Office yesterday, delivery of the Notice was refused by the receptionist at the Office building who stated that building tenants, including Sonim, do not accept personal delivery of mail and other communications.

AJP has since also sent or caused to be sent the Notice by email at 8:11 p.m. Pacific Time yesterday to Sonim’s Secretary, Clay Crolius, at his email address and by Federal Express to the Secretary at the Office, which was delivered to the Office at 9:30 a.m. Pacific Time today. In addition, the Notice has by sent by email to Sonim’s counsel, according to Sonim’s website, at Venable LLP.

We are writing to the Nominating and Corporate Governance Committee (the “Committee”) to draw these circumstances to your attention since the Committee has been delegated prescribed responsibilities relating to the election of directors pursuant to the Committee Charter. We trust that, in the performance of your duties as members of the Committee, you will ensure that nominations of Sonim directors and stockholder recommendations for the election of directors are recognized and permitted to the full extent permitted by Delaware law and Sonim’s constituting documents.

This letter is supported by Orbic North America, LLC to which, as we have described in the Notice, we have granted an irrevocable proxy to vote our shares of Sonim common stock.

We would be pleased to discuss with the Committee our five highly qualified nominees for election to Sonim’s Board of Directors and our ideas for maximizing stockholder value through an arm’s length strategic process to identify, monetize and deliver operating and financial synergies to both companies’ stockholders and customers across manufacturing, operations, R&D, supply chains, and geographic market expansion opportunities globally, including the U.S., Europe, India, and other countries in Asia.

Very truly yours,

AJP HOLDING COMPANY, LLC

By:	/s/ Jeffrey Wang
Jeffrey Wang
Manager

Enclosure

cc:	Mr. Parveen Narula, Chief Executive Officer
Orbic North America, LLC